NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

December 29, 2023

Via EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:
Michael Purcell Kevin Dougherty

Re:	Crown LNG Holdings Ltd Registration Statement on Form F-4 Filed October 2, 2023 File No. 333-274832

Dear Mr. Purcell and Mr. Dougherty:

On behalf of Crown LNG Holdings, Ltd. (the “Company” or “Crown”), we are hereby responding to the letter dated December 22, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding pre-effective Amendment No. 1 to the Company’s Registration Statement on Form F-4 filed December 6, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its pre-effective Amendment No. 2 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to the Registration Statement on Form F-4

Risk Factors

Our warrant agreement designates the courts of the State of New York or the United States

District Court..., page 90

1.

In response to comment 8 we note you added language in the last paragraph of this risk factor that if a warrant holder brings a claim against PubCo under the warrant agreement, the Securities Act or Exchange Act, or otherwise, such warrant holder may have difficulty pursuing its legal rights against PubCo in any United States courts having jurisdiction over any such claims. Please discuss if you intend this disclosure to be consistent with the section “Enforcement of Civil Liabilities” and if so, if you retain such disclosure, please revise to provide a cross reference to that section.

Office of Energy & Transportation

Division of Corporation Finance

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 91 of the Amended Registration Statement in response to the Staff’s comment.

Background of the Business Combination, page 119

2.

In response to comment 21 we note that you revised Crown’s MD&A under “Commitments and Contractual Obligations” section on pages 258-259 to disclose that the Business Combination is not conditioned upon exercise of the “KGLNG Option” or the “GBTRON Option.” You further state in your response letter that the Business Combination is conditioned upon, and the valuation of Crown includes, Crown’s right to exercise such options subject to the provisions of the KGLNG Agreement and the GBTRON Agreement, not the exercise itself. However, it appears from disclosure throughout the “Background of the Business Combination” section that Crown’s financial model, Crown’s financial projections, the valuation of Crown and the Catcha Board’s approval were based upon the proposed KGLNG Transaction and GBTRON Transaction. For example, you disclose that management proposed increasing “the premoney valuation of Crown from between approximately $325 million and $350 million (as contemplated under the LOI with Crown) to approximately $600 million, primarily because the projected revenue and annual run-rate adjusted EBITDA attributable to Crown would increase over 100% after giving effect to the proposed KGLNG Transaction and GBTRON Transaction.” In terms of the August 3, 2023 KGLNG Agreement, please revise to clarify if Crown’s financial model, Crown’s financial projections, the valuation of Crown and the Catcha Board’s approval were based upon the KGLNG Agreement’s (i) Grant of Future Payment Right and (ii) Grant of Option to buy 100% interest in KGLNG. If Crown only possesses (i) grant of future payment right under the KGLNG and (ii) right to exercise options to buy 100% interest in KGLNG and GBTRON, please also provide risk factor disclosure that addresses the risks that such options are not exercised and any attendant impact on the business of Crown, as well as a “Future Payment Termination Event” such as First Gas does not occur by January 1, 2030 (for any reason whatsoever) as disclosed in the KGLNG Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included a risk factor on page 37 and revised the disclosure on pages 132-133 of the Amended Registration Statement in response to the Staff’s comment.

Material Tax Considerations, page 159

3.

In response to prior comment 17, we note that you filed a tax opinion as Exhibit 8.1 in which Nelson Mullins provides that (i) it is their opinion that the Catcha Reorganization will qualify as a reorganization under Section 368(a)(1)(F) of the Code (an “F Reorganization”) and (ii) confirms that the statements set forth under the section entitled “Material Tax Considerations—Certain Material U.S. Federal Income Tax Considerations” insofar as they address the material U.S. federal income tax considerations with respect to the Catcha Reorganization, and discuss matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, are its opinion. Accordingly, please revise your prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel and clearly identify and articulate the opinion being rendered. See Section III.B of Staff Legal Bulletin No. 19 (October 14, 2011) for more information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 87 and 167 of the Amended Registration Statement in response to the Staff’s comment.

Crown’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flow Summary, page 257

4.

Please revise the amounts presented for cash flows used in operating activities and cash flows provided by financing activities for the six months ended June 30, 2023 to agree with the amounts presented in your statements of cash flows. Revise the amounts of operating and financing cash flows discussed in your analysis of cash flows for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 to agree with the amounts presented in your statements of cash flows. Also revise the amount of net cash used in operating activities disclosed in the second sentence of the first risk factor on page 35 to agree with the amount presented in your statements of cash flows for the six months ended June 30, 2023.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

Office of Energy & Transportation

Division of Corporation Finance

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 35 and 258 of the Amended Registration Statement in response to the Staff’s comment.

Exhibits

5.

We note in your Form of Memorandum and Articles of Association of PubCo, to become effective upon consummation of the Business Combination, filed in Exhibit 3.2 and included as Annex C to the proxy statement/prospectus contains in Article 40 a forum selection provision that identifies the courts of the Island of Jersey as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Article 40 of its amended and restated memorandum and articles of association filed in Exhibit 3.2 and included as Annex C to the Amended Registration Statement to provide that the exclusive forum provision does not apply to any action or suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act.

General

6.

We note your response to comment 26. In terms of complying with the criteria of Security Act Sections Compliance and Disclosure Interpretation 239.13, please address if votes will be solicited from shareholders of Crown who have not signed the agreements and would be ineligible to purchase in a private offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has obtained support agreements from holders of a majority of its outstanding shares, including each of its officers, directors and holders of 5% or more of its outstanding shares, but has not sought to enter into support agreements with holders of a smaller number of shares. All of the parties to the support agreements are either accredited investors, non-U.S. persons within the meaning of Regulation S, or both, and eligible to receive PubCo shares in a private placement exempt from registration under the Securities Act. The support agreements contain a contractual obligation to vote to approve the transactions contemplated by the Business Combination, but do not themselves constitute action to approve such transactions. Such approval will be sought following the effectiveness of the Registration Statement. 112 holders of approximately 10% of the outstanding shares of the Company are not parties to the support agreements and, consistent with the referenced C&DI, are eligible to receive PubCo shares in a transaction registered on Form F-4, as they have not yet made any investment decision related thereto.

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CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

Office of Energy & Transportation

Division of Corporation Finance

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987 or Rebekah McCorvey at (470) 515-1971. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew Tucker
Andrew Tucker

cc:	Jørn Husemoen, Crown LNG Holdings, Ltd.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA